

December 5, 2023

Peter Thawnghmung
Chief Executive Officer
Yo-Health Inc.
990 Gerry Avenue
Lido Beach, NY 11561

      Re: Yo-Health Inc.
           Form 8-K 4.02 filed October 13, 2023
           File No. 000-56521

Dear Peter Thawnghmung:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing